Exhibit 99.1
Alcon, Inc.
Slides used for Alcon, Inc.’s Clinical Information presentation at the
American Academy of Ophthalmologists meeting on October 22, 2004.

Dr. Jason Slakter

Clinical Professor of Ophthalmology

NYU School of Medicine

Chairman of the Anecortave Acetate
Clinical Study Group

RETAANE® 15mg

(anecortave acetate for depot suspension)

Overview

- Development Strategy
- RETAANE® Depot Overview
- Study Design C-01-99
- Study Results C-01-99
- Next Steps

RETAANE® Depot Development Strategy

Goal: To deliver a superior physician and patient experience.

- Mechanism of Action: Addresses multiple factors, including VEGF plus angiogenic cell division, migration and tissue changes.
- Molecule: Developed to be devoid of the negative side effects of steroids
  - Increased cataract
  - Elevated IOP
- Posterior Juxtascleral Depot: Developed to offer excellent patient safety, comfort and convenience, and to be physician practice friendly.

RETAANE® 15 mg
(anecortave acetate for depot suspension)

- Devoid of glucocorticoid activity
- Novel angiostatic Cortisene


Addition of
21-Acetate
Introduction
of C9-11
Double Bond
Removal of
11b-Hydroxyl

PJD Administration

- Administration outside the eye by posterior juxtascleral delivery (PJD) for transcleral delivery to the macula with a curved, blunt-tipped cannula

- Single PJD administration every 6 months



RETAANE® Depot vs VISUDYNE® PDT

C-01-99 Study

12 Month Results

RETAANE® Depot - Phase III

Non-Inferiority Study Design

Per Protocol

RETAANE® Depot	VISUDYNE® PDT
(N=255 Enrolled) (N=214 at 12 Months)	(N=256 Enrolled) (N=220 at 12 months)

Patients randomized 1:1

C-01-99 Study Design

- 12 month primary efficacy readout with follow-up to 24 months
- RETAANE® Depot vs VISUDYNE® PDT
  - Masked by double sham (PJD or PDT sham)
  - Inclusion criteria
    - Age ≥50 years
    - Subfoveal CNV
    - Predominantly classic with GLD 5400μ
    - Vision: 20/40 - 20/400 (logMar 0.3 to 1.3)

C-01-99 Study Design

- **RETAANE® Depot vs VISUDYNE® PDT**
  - Re-treat every 6 months for RETAANE® Depot and every 3 months with VISUDYNE® PDT if leakage (per PDT guidelines) along with appropriate sham

- **Endpoint:** The % patients maintaining vision at 12 months (<3 lines loss of VA)

C-01-99 Statistical Design

Goal: **To demonstrate *non-inferiority* of RETAANE® Depot relative to VISUDYNE® PDT at Month 12**

- Primary analysis is based on the ***per protocol data set without LOCF***

- ***Non-inferiority*** is demonstrated based on a confidence interval around the observed difference between the 2 treatment groups

Patient Data Sets

	RETAANE® Depot	Visudyne® PDT
Enrolled	263	267
Discontinued and Excluded from Intent to Treat	-5	-3
Intent to Treat	258	264
Patients Not Evaluable Per Protocol	-3	-8*
Per Protocol Overall	255	256
Per Protocol at Month 12:		
Discontinued Prior to Month 12	-25	-19
Missed Visit / Protocol Violation	-16	-17
Net Per Protocol Data at Month 12	**214**	**220**

* One ITT Patient not in Per Protocol Discontinued

Reasons for Discontinuation Prior to Month 12 for All Patients

- 53/530 (10%) patients discontinued prior to Month 12 visit

Reason	RETAANE® Depot	Visudyne® PDT	Total
Adverse Event	18	12	30
Disease Progression	1	0	1
Inclusion/Exclusion	2	0	2
Lost to follow-up	0	3	3
Packaging Error	3	0	3
Patient Decision	6	6	12
Transportation	0	2	2
Total	30	23	53

C-01-99 Study Demographics
(Per Protocol)

	RETAANE® Depot	Visudyne® PDT
% Caucasian	99.2%	96.5%
% Females	56.5%	48.4%
Mean age	76.4 years	76.8 years
Mean VA at baseline	0.74 (log MAR)	0.71 (log MAR)

C-01-99 Baseline Lesion Characteristics
(Per Protocol)

	Retaane® 15 mg	Visudyne® PDT
Total Lesion Size	3.7 mm^2 Mean 2.9 mm^2 Median	3.7 mm^2 Mean 2.7 mm^2 Median
CNV	3.3 mm^2 Mean 2.6 mm^2 Median	3.2 mm^2 Mean 2.4 mm^2 Median
Classic Component	3.0 mm^2 Mean 2.3 mm^2 Median	3.0 mm^2 Mean 2.2 mm^2 Median
Lesion Age (From Diagnosis)	36 Days Median	39 Days Median

Baseline Ocular Characteristics

C-01-99 Population: Predominantly Classic

- 54% of lesions were 100% Classic

	C-98-03	C-01-99
Baseline VA (LogMAR)	0.73(~20/100)	0.72(~20/100)
Total Lesion Size	8.0 mm^2 Mean 5.7 mm^2 Median	3.7 mm^2 Mean 2.8 mm^2 Median
CNV Component	7.0 mm^2 Mean 4.9 mm^2 Median	3.3 mm^2 Mean 2.5 mm^2 Median
Classic Component	5.1 mm^2 Mean 3.1 mm^2 Median	3.0 mm^2 Mean 2.3 mm^2 Median
Lesion Age (From Diagnosis)	270 Days Median	37 Days Median

C-01-99 Study Results
Percent of Patients with <3-Line Loss in VA

Per Protocol


No Statistical Difference
p = 0.43
45%
49%
N = 214
N = 220
Percent <3-Line Loss
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
RETAANE®
VISUDYNE®

3.1 treatment average

Intent To Treat


No Statistical Difference
p = 0.42
46%
50%
N = 258
N = 264
Percent <3-Line Loss
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
RETAANE®
VISUDYNE®

3.1 treatment average

Controllable Factors

Controllable Factors

- Drug Reflux
- Treatment Interval

Controllable Factors

- Drug Reflux
  - Occurs when a portion of the drug leaks out through the small incision in the conjunctiva during or immediately after application of the drug

Visual Outcome Without Reflux
(Per Protocol Data)



Percent <3-Line Los
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
p = 0.756
50%
49%
N = 105
N = 220
RETAANE®
No reflux at 6 months
Visudyne®

Controllable Factors

- Drug Reflux
- Treatment Interval
  - Treatment interval refers to the timeframe during which re-administration of the drug should occur

Effect of PJD Dosing Interval On Month 12 VA Outcome



All Patients
Month 12 Outcome:
Percent With <3-Line VA Lo
70
65
60
55
50
45
40
N=48
N = 150
N = 200
N=214
175
177
179
181
183
185
187
189
191
193
195
197
199
201
203
205
Interval (Days) from Initial PJD to Month 6 Visit
Cumulative

RETAANE® Depot Visual Outcome Based on Treatment Interval

(Per Protocol Data)



Percent <3-Line Los
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
*p = 0.021
50%
33%
N = 150
N = 64
Within 6 months
> 6 months

Effect of PJD Dosing Interval and Reflux On Month 12 VA Outcome



No Month 6 Reflux
All Patients
Month 12 Outcome: Percent With <3-Line VA Lo
70
65
60
55
50
45
40
N=26
N = 49
N = 150
N = 99
N=105
N=48
N = 200
N=214
175
177
179
181
183
185
187
189
191
193
195
197
199
201
203
205
Interval (Days) from Initial PJD to Month 6 Visit
Cumulative

Visual Outcome Without Reflux and Treatment within 6 Months

(Per Protocol Data)



Percent <3-Line Los
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
p = 0.193
57%
49%
N = 75
N = 220
RETAANE®
Visudyne®

PJD: Critical Steps in Managing Reflux

- **Patient Body Position:** Supine or reclined in an exam chair
- **Patient Eye Position:** Looking down and nasally
- **Incision Location:** 8 mm from Limbus
- **Incision Size:** 1.0 to 1.5 mm to minimize space between cannula and incision
- **Incision Depth:** Incision depth should be made down to bare sclera

PJD: Critical Steps in Managing Reflux

- **Syringe Size:** The 1-cc syringe provides a more controlled rate of administration than the 3-cc syringe used in trials
- **Administration:** Slowly (at least 10 seconds) administer to allow for orbital fat delamination and formation of depot pocket

Enhanced PJD Procedure with Counter Pressure Device (CPD)



- CPD is effective at preventing reflux in pre-clinical evaluations.
- Clinical PK study initiated

Posterior Juxtascleral Depot



PJD: Critical Steps in Managing Reflux

- **Counter Pressure Device:** Use CPD as far posterior as is feasible and perpendicular to globe straddling cannula. Hold in place 5 seconds after removal of PJD cannula
- **Post Administration:**
  - Tobradex® Ointment over incision site
  - Pressure Patch while patient is in reclined position

PJD: Critical Steps in Managing Reflux

- **Counter Pressure Device:**
  - Will immediately be employed in all Anecortave Acetate clinical trials
  - Study to evaluate PK and reflux with CPD underway

C-01-99 Safety

RETAANE® Depot Safety Data
Ocular for Both Eyes

	RETAANE®	Visudyne®
	%	%
Visual Acuity Decrease	31.9	30.3
Cataract	8.8	9.0
Eye Pain	7.3	6.7
Vitreous Detachment	6.9	7.5
Blurred Vision	5.8	3.7
Pupil Disorder	5.4	4.9
Foreign Body Sensation	4.6	3.7
Vision Abnormality	4.6	6.0
IOP Decrease	3.8	2.6

RETAANE® Depot Safety Data
Ocular for Both Eyes

	RETAANE®	Visudyne®
	%	%
Macular Degeneration (non-study eye)	3.8	2.6
Vitreous Disorder	3.8	2.6
Ocular Discomfort	3.5	3.4
Vision Decrease	3.5	5.6
Eye Pruritis	3.1	1.9
Blepharitis	2.7	1.5
Dry Eye	2.7	1.9
IOP Increase	2.7	4.5
Hyperemia	2.3	4.1

RETAANE® Depot Safety Data
Non-Ocular

	RETAANE®	Visudyne®
	%	%
Hypertension[1]	10.4	6.7
Infection (Non-Ocular)[2]	6.2	2.6
Arthritis[1]	5.8	4.9
Hypercholesterolemia	4.6	2.6
Hyperlipemia	4.2	0.7
Back Pain	3.5	9.0
Nausea	3.5	2.6
Emphysema	3.5	3.0

All events not related, with the exception of 1 report each of back pain and nausea for the Visudyne group.

[1]Most due to changes in concomitant medications

[2]Most reports (74%) of infection were respiratory in nature

C-01-99 Conclusions

- RETAANE® Depot is a potentially effective treatment for wet AMD.
  - Must further analyze and manage reflux and treatment interval.
- RETAANE® Depot maintains its remarkable safety profile.
- RETAANE® administration by PJD is a safe and convenient procedure.

Current RETAANE® Activities

- A two week PK study in >30 pts has been initiated to demonstrate control of reflux with the Counter Pressure Device, and enrollment is ongoing.
  - This study completion is not a prerequisite to final FDA (NDA) module submission.
- The NDA is planned for submission by year end.
- The Risk Reduction Trial is continuing and should benefit from the additional information regarding reflux, CPD, and treatment interval.

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